January 23, 2009

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:                         Intermec, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed March 27, 2008

Dear Mr. Kronforst:

This communication is in response to your comment letter dated December 5, 2008, regarding
•	the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Intermec, Inc. (“we”, “our”, “us” or the “Company”) on March 3, 2008 (the “Form 10-K”); and
•	the Form 10-K/A for Fiscal Year Ended December 31, 2007 filed by us on March 27, 2008 (the “Form 10-K/A”).

For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Note A.  Significant Accounting Policies

Restatement, page 12

1.           We note your response to prior comment number 4, and we believe that you are required to file an Item 4.02 Form 8-K, in accordance with Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.  Please file the Item 4.02 Form 8-K.

RESPONSE:

We are today filing a Current Report on Form 8-K, reporting under Item 4.02 the restatement of the Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2006 and 2005, and indicating the prior reports affected by the restatement that cannot be relied upon.

* * * *

Mark Kronforst
Securities and Exchange Commission
January 23, 2009

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter regarding the Form 10-K or Form 10-K/A, including the financial statements and related matters, please contact Rick Anderson, our Vice President Corporate Controller at (425) 265-2499, or me at (425) 265-2402.

Sincerely,

/s/ Robert J. Driessnack
Robert J. Driessnack
Senior Vice President, Chief Financial Officer

cc:  Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
       Janis L. Harwell, Intermec, Inc., Senior Vice President, General Counsel and Corporate Secretary